Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition (the “Acquisition”) by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, filed by Mylan on July 26, 2004 and is incorporated by reference into this filing.

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NEWS RELEASE

MYLAN LABORATORIES TO ACQUIRE KING PHARMACEUTICALS

$4 Billion Stock-For-Stock Transaction To Create New Leader
in Specialty Pharmaceutical Industry

     PITTSBURGH, PA and BRISTOL, TN – July 26, 2004 – Mylan Laboratories Inc. (NYSE: MYL) and King Pharmaceuticals, Inc. (NYSE: KG), two S&P 500 companies, today announced that they have signed a definitive agreement under which Mylan will acquire King in a stock-for-stock transaction, creating the nation’s leading diversified specialty pharmaceutical company. Under the terms of the agreement, which the Boards of Directors of both companies have approved, King shareholders will receive 0.9 Mylan common shares for each outstanding common share of King. Based on the closing price of Mylan’s stock on July 23, 2004, the total market value of this transaction is approximately $4.0 billion, or $16.659 per King share.

     “This transaction combines the number one domestic generic pharmaceutical company and a leading branded specialty pharmaceutical company with highly complementary platforms, and creates the second largest pharmaceutical company based on the number of U.S. prescriptions dispensed,” said Mylan Laboratories’ Vice Chairman and Chief Executive Officer, Robert J. Coury. “The significant expansion of our branded business advances our long-term strategy, and we are confident that combining the fundamental strengths and assets of our two companies will result in the potential for greater growth for all shareholders.”

     “We are extremely excited about this outstanding combination,” said Ted G. Wood, Chairman of King Pharmaceuticals. “Our shareholders will receive superior value and the opportunity to participate in the upside potential of a stronger, well-diversified company. For our employees, we believe that the combination will result in attractive career opportunities as the new organization continues to grow. We anticipate a rapid and smooth integration of our two businesses.”

     The combination will unite Mylan’s core strengths in manufacturing, science, compliance and intellectual property management, with King’s well-developed sales and marketing infrastructure and business development expertise in acquiring brand products and companies. For the twelve months ended March 31, 2004, the combined company would have had approximately $3 billion in revenues, approximately $650 million in operating cash flow and nearly 6,000 employees, with a combined sales force of almost 1,400 representatives. In addition to reporting GAAP earnings per share, upon closing, Mylan will report on a cash earnings basis, which would exclude the amortization of intangible assets from earnings per share.

     As previously announced, both Mylan and King independently stopped providing financial guidance. Therefore, the companies will not be discussing the financial impact of the acquisition on a prospective basis. However, based on Mylan’s and King’s earnings (excluding King’s special items) for the twelve months ended March 31, 2004, the acquisition would have been approximately 15% accretive on a cash EPS basis.

     A significant component of the transaction’s value to Mylan is King’s experienced cardiovascular sales force, which currently markets Altace®, a leading ACE inhibitor for hypertension and cardiovascular protection. Altace® had approximately $450 million in sales for the twelve months ended March 31, 2004. The combined sales force will provide a much stronger branded platform from which Mylan plans to launch what it considers a unique hypertension product, nebivolol, the NDA for which was recently accepted for filing by the FDA. In addition, Mylan is obtaining King’s robust product line, which includes three additional products, each generating over $100 million in sales for the twelve months ended March 31, 2004, specifically, Skelaxin®, Thrombin® and Sonata®.

     “This transaction makes tremendous strategic and financial sense for both companies by bringing together two strong and complementary business models,” said Brian A. Markison, President and Chief Executive Officer of King Pharmaceuticals. “King has extensive expertise in the promotion and marketing of branded pharmaceutical products, most notably our flagship product, Altace®, which we believe has continued growth potential. This is a perfect fit with Mylan, the largest U.S. producer of generic pharmaceuticals with its own growing pipeline of proprietary products, most notably nebivolol. The opportunity to launch nebivolol will significantly expand the existing cardiovascular franchise.”

     “We have always had a very clear growth strategy at Mylan, and this transaction is simply an acceleration of this strategy,” stated Mr. Coury. “In the near term, we will focus on our integration plans. Looking ahead, we will maximize the value from the existing product portfolio and combine our business development activities to explore additional opportunities in the form of strategic product in-licensing and other acquisitions to enhance growth for our shareholders.”

Transaction Terms

     Under the terms of the agreement, King shareholders will receive 0.9 Mylan common shares for each outstanding King common share. Upon completion of Mylan’s acquisition of King, current Mylan shareholders will own approximately 56% of the outstanding common shares of Mylan, and King shareholders will own approximately 44%. The transaction is anticipated to close by the end of calendar year 2004 and will be tax-free to shareholders of both companies. The transaction is subject to regulatory approvals, customary closing conditions and approval by the respective companies’ shareholders. The board composition of Mylan will remain unchanged.

     Mylan also reported its fiscal First Quarter 2005 earnings today and information on the results can be found in a separate press release issued by the company.

     Merrill Lynch & Co., Inc. acted as exclusive financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal advisor to Mylan in this transaction. Goldman, Sachs & Co. acted as exclusive financial advisor and Cravath, Swaine & Moore LLP acted as legal advisor to King.

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Conference Call Information:

Mylan and King will host a joint conference call today, July 26, 2004, at 9:00 a.m. EST to discuss the acquisition. To participate in the call, please dial (719) 457-2681 ten minutes prior to the start of the call and provide the access code 572791. A replay of the conference call will be available by dialing (719) 457-0820, access code 572791.

A live audio-only web cast of the call will also be made available on both companies’ websites at www.mylan.com and www.kingpharm.com. The web cast will be archived on both sites.

Mylan Contacts:	King Contact:

Media: Heather Bresch 724-514-1800 Investors: Kris King 724-514-1800	James E. Green 423-989-8125

About Mylan Laboratories:

     Mylan Laboratories Inc. is a leading pharmaceutical company with four subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc., UDL Laboratories, Inc. and Mylan Bertek Pharmaceuticals Inc., that develop, manufacture and market an extensive line of generic and proprietary products.

About King Pharmaceuticals:

     King, headquartered in Bristol, Tennessee, is a vertically integrated branded pharmaceutical company. King, an S&P 500 Index company, seeks to capitalize on opportunities in the pharmaceutical industry through the development, including through in-licensing arrangements and acquisitions, of novel branded prescription pharmaceutical products in attractive markets and the strategic acquisition of branded products that can benefit from focused promotion and marketing and product life-cycle management.

Forward Looking Statements:

     This press release includes statements that constitute “forward-looking statements”, including with regard to the expected future business and financial performance of Mylan resulting from and following the acquisition, and the impact of the acquisition on employees and shareholders. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the impact and effects of legal or regulatory proceedings, actions or changes; general market perception of the transaction; the effects of vigorous competition on commercial acceptance of Mylan’s and King’s products and their pricing; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan’s and King’s businesses; the ability to attract and retain key personnel; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission. Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Acquisition and Where to Find It:

     In connection with the proposed transaction, Mylan and King will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Mylan and King are urged to carefully read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because these documents will contain important information about Mylan, King, the transaction and related matters.

     Investors and security holders may obtain these documents (and any other documents filed by Mylan or King with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such requests to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such requests to: King Pharmaceuticals Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

     Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for executive officers who have since joined Mylan. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

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Forward Looking Statements:

     This communication contains statements that constitute “forward-looking statements”, including with regard to the expected future business and financial performance of Mylan resulting from and following the acquisition and the impact of the acquisition on employees and shareholders. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the inability to achieve anticipated synergies; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the impact and effects of legal or regulatory proceedings, actions or changes; general market perception of the transaction; the effects of vigorous competition on commercial acceptance of Mylan’s and King’s products and their pricing; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan and King’s businesses; the ability to attract and retain key personnel; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission. Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Acquisition and Where to Find It:

     In connection with the proposed transaction, Mylan and King will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Mylan and King are urged to carefully read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because these documents will contain important information about Mylan, King, the transaction and related matters.

     Investors and security holders may obtain these documents (and any other documents filed by Mylan or King with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

     Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for executive officers who have since joined Mylan. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.